EXHIBIT (a)(19)



                       UNITED STATES COURT OF APPEALS
                           FOR THE THIRD CIRCUIT

                             ------------------
                                No. 98-2019
                             ------------------

                              AMP INCORPORATED

                                     v.

                         ALLIEDSIGNAL CORPORATION;
                        PMA ACQUISITION CORPORATION

                         AlliedSignal Inc. and PMA
                          Acquisition Corporation,

                                                  Appellants
                                                  ----------

                            ------------------

              On Appeal from the United States District Court
                  for the Eastern District of Pennsylvania
                          (D.C. Civ. No. 98-4405)

Present:    Greenberg, Alito and McKee, Circuit Judges
                                        --------------

                                  JUDGMENT

            This cause came on to be heard on the record from the United States District Court for the Eastern District of Pennsylvania and was argued by counsel on January 20, 1999.

            On consideration whereof, it is now here ordered and adjudged by this court that the judgment of the said District Court entered November 18, 1998, be, and the same is hereby reversed and the cause is remanded to the District Court for further proceedings consistent with this opinion. Costs taxed against appellees. All of the above in accordance with the opinion of this Court.
                                                  ATTEST:

                                                  [Signature]

                                                  Clerk

Dated: 18 February 1999

                       UNITED STATES COURT OF APPEALS
                           FOR THE THIRD CIRCUIT

                            ------------------
                                No. 98-2019
                            ------------------

                              AMP INCORPORATED

                                     v.

                         ALLIEDSIGNAL CORPORATION;
                        PMA ACQUISITION CORPORATION

                         AlliedSignal Inc. and PMA
                          Acquisition Corporation,

                                                  Appellants
                                                  ----------

                            ------------------

              On Appeal from the United States District Court
                  for the Eastern District of Pennsylvania
                          (D.C. Civ. No. 98-4405)
                  District Judge: Honorable James T. Giles
                            ------------------

                          Argued January 20, 1999

            BEFORE: GREENBERG, ALITO, and McKEE, Circuit Judges
                                                 ------- ------

                         (Filed: February 18, 1999)
                            ------------------

                                             Jon A. Baughman (argued)
                                             Seth A. Abel
                                             Peter O. Clauss
                                             Pepper, Hamilton & Scheetz
                                             18th & Arch Streets
                                             3000 Two Logan Square
                                             Philadelphia, PA 19103-2799

                                             John G. Harkins, Jr.
                                             Gay P. Rainville
                                             Eleanor M. Illoway
                                             Harkins Cunningham
                                             2005 Market Street
                                             2800 One Commerce Square
                                             Philadelphia, PA 19103

                                             Attorneys for AMP Incorporated
                                             ------------------------------

                                             Alexander R. Sussman (argued)
                                             Fried, Frank, Harris, Shriver &
                                             Jacobson
                                             One New York Plaza
                                             New York, NY 10004

                                             Arlin M. Adams
                                             Schnader, Harrison, Segal &
                                             Lewis
                                             1600 Market Street
                                             Suite 3600
                                             Philadelphia, PA  19103

                                             Mary A. McLaughlin
                                             George G. Gordon
                                             Dechert, Price & Rhoads
                                             1717 Arch Street
                                             400 Bell Atlantic Tower
                                             Philadelphia, PA  19103

                                             Attorneys for AlliedSignal,
                                             ---------------------------
                                             Inc. and PMA Acquisition Corp.
                                             ------------------------------

                             ------------------

                            OPINION OF THE COURT

                             ------------------

          GREENBERG, Circuit Judge.
                     ------- -----






                              I. INTRODUCTION

          AMP Incorporated brought suit under the Pennsylvania Business Corporation Law ("PBCL"), 15 Pa. Cons. Stat. Ann. ss. 2501 et seq. (West
1995), alleging that 20,000,100 shares of AMP stock acquired by AlliedSignal, Inc., amounting to 9.1% of outstanding AMP stock, are control shares within the meaning of the portion of the PBCL commonly known as the Control Share Acquisitions Statute, 15 Pa. Cons. Stat. Ann. ss.ss. 2561-68 (the "Statute"). AMP charged that because of a voting disqualification in the Statute, AlliedSignal could not vote those shares. The district court, construing the Statute, concluded that, although AlliedSignal's acquisition totaled less than 20% of the outstanding AMP stock, the numerical threshold for the voting disqualification, the Statute requires that shares bought with the intent to make a "control share acquisition" as defined by the Statute are "control shares," and so lose voting rights unless restored as provided in the Statute. Therefore, the court enjoined AlliedSignal from voting its shares. AlliedSignal and its subsidiary used in acquiring AMP shares, PMA Acquisition Corporation, appeal. We conclude that there must be a "control-share acquisition" triggered upon actual acquisition of at least 20% of the outstanding shares by an acquiring person before voting shares may be deemed "control shares." Consequently, we will reverse.

                     II. FACTUAL AND PROCEDURAL HISTORY

     AMP is a Pennsylvania corporation which designs, manufactures and, on a worldwide basis, markets electronic, electrical and electro-optic connection devices, interconnection systems and connector assemblies. Its principal place of business is in Harrisburg, Pennsylvania, and it is a registered corporation within the meaning of section 2502 of the PBCL, 15 Pa. Cons. Stat. Ann. ss. 2501 et seq. AlliedSignal is a Delaware corporation with its principal place of business in Morristown, New Jersey, and is the beneficial owner of 20,000,100 AMP shares, or 9.1% of AMP's outstanding stock, having bought those shares intending to acquire AMP. AlliedSignal is an advanced technology and manufacturing company with worldwide operations in the aerospace, automotive and engineered materials businesses.

          In August 1998, AlliedSignal began to make overtures to AMP for a negotiated merger transaction. On August 4, 1998, AlliedSignal announced that it would commence an unsolicited tender offer for all of the outstanding shares of the common stock of AMP and would seek to merge the two companies. On August 10, 1998, AlliedSignal filed a tender offer statement on Schedule 14D-1 with the Securities Exchange Commission setting forth the terms of the tender offer and other information.

          On August 21, 1998, the AMP directors formally rejected AlliedSignal's offer, and filed a complaint in the district court against AlliedSignal and PMA Acquisition Corporation. While this appeal involves only state law issues, the overall action also includes federal issues, so that the district court had jurisdiction under 28 U.S.C. ss.ss. 1331, 1332, and 1367. In light of AMP's opposition, AlliedSignal amended its offer to reduce the number of shares it sought to 40,000,000, the approximate number it could acquire without triggering AMP's then-existing "poison pill." On September 21, 1998, after AMP's board reduced the share ownership threshold for triggering the "poison pill" from 20% to 10%, AlliedSignal amended its offer again to reduce the number of shares sought, this time to 20,000,000, or approximately 9.1% of all AMP shares outstanding. The next day AMP amended its complaint to add, among other charges, Count Four, the subject of this appeal.

          In Count Four AMP alleged that the shares which AlliedSignal proposed to buy pursuant to the amended tender offer are "control shares" because AlliedSignal had announced its offer to purchase all AMP shares. Thus, AMP argued that in view of the statutory voting disqualification, AlliedSignal could not vote the shares it proposed to buy. On October 9, 1998, after the expiration of its amended tender offer, AlliedSignal purchased 20,000,000 shares of AMP stock at a cost of $890 million. Because AlliedSignal earlier had purchased 100 shares of AMP stock, AlliedSignal was and is now the beneficial owner of 20,000,100 shares of AMP stock or 9.1% of AMP's outstanding shares.(1)

-----------

(1) The parties agreed at the oral argument before us that AlliedSignal is the beneficial owner of all of those shares, contrary to the discussion in the district court's Memorandum Opinion and Order, which stated that "[b]eneficially owned shares...carry a rebuttable presumption that they are control shares," while "[t]here is no such rebuttable presumption . . . covering the voting shares actually owned
     . . . ." We believe that the district court's reading of beneficial ownership was incorrect as such ownership clearly includes outright ownership.

          On October 15, 1998, AMP moved for partial summary judgment on Count Four of its first Amended Complaint. In particular, it sought a declaratory judgment that AlliedSignal's shares in AMP are "control shares" as defined by the Control Share Acquisitions Statute and an injunction barring AlliedSignal from voting any AMP shares unless and until AlliedSignal obtains a restoration of its voting rights in accordance with the Statute. AlliedSignal cross-moved on October 29, 1998, for partial summary judgment against AMP dismissing Count Four on the grounds that the shares it had acquired were not "control shares" and that their acquisition thus had not triggered a loss of voting rights. A hearing was held on November 4, 1998, and on November 18, 1998, the district court issued a Memorandum Opinion and Order granting AMP's motion for partial summary judgment on Count Four and denying AlliedSignal's cross-motion. Thus, AlliedSignal, AMP's largest shareholder, cannot vote its shares of AMP with respect to the consent solicitation as well as any issues voted upon at the annual 1999 shareholders meeting, including a potential merger between AMP and Tyco International, Ltd., announced by AMP on November 22, 1998. AlliedSignal and PMA Acquisition Corporation filed their notice of appeal on November 23, 1998. We have jurisdiction under 28 U.S.C. ss. 1292(a)(1) and, because we decide this case through the application of legal principles, we exercise plenary review. See AT&T Co. v. Winback and Conserve Program, Inc., 42 F.3d 1421, 1427 (3d Cir. 1994). In this regard, we point out that the district court did not suggest that it predicated the injunction on any basis other than its construction of the Statute.

                              III. DISCUSSION

          Pennsylvania's 1990 Control Share Acquisitions Statute, Chapter 25, Subchapter G of the PBCL, 15 Pa. Cons. Stat. Ann. ss.ss. 2561-68, requires that tender offers be subject to shareholder approval at a meeting. This complex statute was one of many similar state laws passed beginning in the 1980s to protect businesses from certain abusive and manipulative practices of corporate raiders. See S. Wallman and L. Gordon, Pennsylvania's Anti-Raider Legislation, 4 No. 8 Insights 38 (Aug. 1990).

          The Statute treats a person's acquiring voting power over 20% of the voting shares of a corporation as a fundamental corporate transaction requiring prior shareholder approval. Specifically, while not limiting a purchaser from acquiring shares, the Statute provides that "control shares" may not be voted until the shareholders grant approval. Control shares are defined as voting shares providing a person with voting power in three specified ranges, beginning with 20%. Control shares also include shares owned by an acquiring person purchased with the intent of making a control-share acquisition or purchased within 180 days prior to that person's making a control-share acquisition.

          We think that the clearest reading of this rather confusingly-drafted statute is that an "acquiring person" loses its right to vote its shares when it actually acquires enough shares to bring its total shares beneficially owned to or above one of the statutory thresholds of voting power, starting at 20%. The parties agree that AlliedSignal is an "acquiring person" as defined by the statute: a "person who makes or proposes to make a control-share acquisition." 15 Pa. Cons. Stat. Ann. ss. 2562.

          A "control-share acquisition" is defined in section 2562 as

          An acquisition . . . that, but for this subchapter, would, when added to all voting power of the person over other voting shares of the corporation . . . entitle the person to cast . . . [votes in these ranges]:
          (1) at least 20% but less than 33 1/3%, (2) at least 33 1/3% but less than 50%, or (3) 50% or more.

AMP concedes that under the statutory definition there has not been a "control-share acquisition" in the sense of AlliedSignal's reaching a statutory threshold for it has not acquired 20% of AMP's shares. Br. at 10. However, in effect, AMP is arguing that the definition of "control shares" operates such that an "acquiring person" can have its "control shares" stripped of voting power without having made an actual "control-share acquisition."

          The appeal largely boils down to how "control shares" is defined in section 2562. The two-sentence provision defines "control shares" as:

          Those voting shares of a corporation that, upon acquisition of voting power over such shares by an acquiring person, would result in a control-share acquisition. Voting shares beneficially owned by an acquiring person shall also be deemed to be control shares where such beneficial ownership was acquired by the acquiring person:

          (1) within 180 days of the day the person makes a control-share acquisition; or

          (2) with the intention of making a control-share acquisition.

15 Pa. Cons. Stat. Ann. ss. 2562 (emphasis added).

          The trouble lies in subsection (2) of the second sentence, which the district court held to mean that if an acquiring person has bought shares with the express intention of buying more shares to make a control-share acquisition, those shares already acquired are "control shares." But the use of the past tense in the second sentence -- "was acquired . . . with the intention" -- and the use of the word "deemed," suggest that the subsection looks backward in time, so as to be applied to those shares an acquiring person buys which, when added to those it already purchased, bring its beneficial ownership to the 20% threshold. The previously-acquired shares would be "deemed" retroactively to be "control shares" and covered under subsection (2), when, as here, they were "acquired . . . with the intention of making a control-share acquisition." Thus, when the acquiring person's holdings actually reach the 20% threshold, all of the stock it has acquired, even that acquired before it reached the threshold, is deemed "control share" stock, since, under the first sentence of the definition, the acquiring person now has made a "control-share acquisition." The inclusion of the second sentence shows that those last shares which one buys to reach the 20% threshold are not the only ones that are "control shares" subject to the voting disqualification; rather, all those shares purchased within the previous 180 days and those bought at any time in the past with intent to make a "control-share acquisition" are subject to the disqualification.

          In this regard, we point out that the Control Share Acquisitions Statute is set forth in a subchapter in the PBCL entitled "Control-Share Acquisitions": our conclusion reconciles the statutory definition of "control-share acquisition," which sets forth the three acquisition thresholds, with the rather complicated definition of "control shares." The district court's construction of "control shares" is difficult to harmonize with the 20%, 33 1/3% and 50% acquisition triggers, since under its view intent alone could create control shares where there is no actual control-share acquisition or where the acquiring person has accumulated only a small number of shares in the company to be acquired. We recognize, of course, that the definition of "acquiring person" includes a person who "proposes to make" a control-share acquisition. 15 Pa. Cons. Stat. Ann. ss. 2562. The district court used this definition as evidence that shares one buys with intent to make a later control-share acquisition are control shares. Nevertheless, we believe that the critical issue is how to reconcile the definitions of "control shares" and "control-share acquisition." Our definition of "control shares" accords with the definition of "acquiring person" in that AlliedSignal, which does intend to make a control-share acquisition in the future, may be an "acquiring person" without its shares being stripped of voting rights when numerically they do not even approach the 20% threshold.

          Applicable legislative history is sparse, but we believe that the evidence suggests that the Statute was intended to "kick in" once an actual threshold has been reached. The Draftsmen's Comment states that the term "control-share acquisition"

          utilizes the concept of voting power in three
          specified ranges, beginning with 20%. . . .  In many
          instances a much lower percentage could be utilized as the percentage at which control could be affected, but for purposes of the subchapter and its general applicability to corporations the 20% threshold was selected.

Draftsmen's Comment to ss. 2562, at 477, 2 Zeiter, Pennsylvania Associations Code and Related Materials (West 1992).

We believe that the whole Statute must operate with the definition of "control-share acquisition" and its specified thresholds kept in mind. The various provisions and definitions must be read together in harmony.

          Furthermore, it seems clear that Pennsylvania's Statute, like those of other states, was modeled upon Indiana's, which is triggered by actual share acquisitions of 20% of outstanding stock. See, e.g., Ind. Code Ann. ss. 23-1-42-1; N.C. Gen. Stat. ss. 55-9A-01; Neb. Rev. Stat. ss. 21-2439.(2) The Draftsmen's Comment to section 2562 shows that the Draftsmen did have the Anti-raider laws of other states in mind ("the 20% threshold is within the range of levels set in similar statutes in other states.").(3)

-----------
(2) Under the Pennsylvania law, we may consider statutes of other jurisdictions in construing the Statute. General Elec. Envtl. Serv., Inc. v. Envirotech Corp., 763 F. Supp. 113, 118-19 (M.D. Pa. 1991).

(3) See also April 23, 1990 Pennsylvania Senate Journal at 1947 (Comments of Senator Wenger) (statute bars "a raider who acquires more than 20 percent of a company from voting [its] shares to change corporate control without the approval of the remaining shareholders").

          AMP admits that under Indiana's law, AlliedSignal would prevail. Br. at 29. Indiana explicitly covers those shares which -- "added to all other shares" -- reach the 20% threshold "immediately after" they are bought. Ind. Code Ann. ss. 23-1-42-1 (quoted below). AMP has not offered any indication that the Pennsylvania legislators intended a departure from the norm of Indiana and other states, which require reaching an actual threshold before voting shares are disenfranchised. AMP argues that the Pennsylvania statute was intended to be different from the Indiana statute because the definitions of "control share" differ. Br. at 29. AMP focuses upon the fact that the Indiana statute's definition of "control shares" stops without a second sentence comparable to that in Pennsylvania's Statute. "Control shares" are defined in Indiana as:

          shares that, except for this chapter, would have voting power with respect to shares of an issuing public corporation that, when added to all other shares of the issuing public corporation owned by a person or in respect to which that person may exercise or direct the exercise of voting power, would entitle that person, immediately after acquisition of the shares (directly or indirectly, alone or as a part of a group), to exercise or direct the exercise of the voting power of the issuing public corporation in the election of directors within any of the following ranges of voting power:

          (1) One-fifth (1/5) or more but less than one-third
          (1/3) of all voting power.

          (2) One-third (1/3) or more but less than a majority of all voting power.

          (3) A majority or more of all voting power.

Ind. Code Ann. ss. 23-1-42-1.

          Inasmuch as AMP recognizes that under the Indiana statute, AlliedSignal's stock would not be control shares, AMP's argument hinges upon the Pennsylvania statute's inclusion of subsection (2) of the second sentence of the definition of "control shares": AMP argues that this language differs enough from that in statutes in other states to demonstrate that the Pennsylvania legislature intended it to operate differently in Pennsylvania. However, the Indiana statute's definition of "control share acquisition" contains language resembling Pennsylvania statute's definition of "control shares," for it covers shares bought within a certain time frame as well as previously-bought shares acquired with the intention to reach a threshold. Ind. Code Ann. ss. 23-1-42-2(b). The Indiana definition of "control share acquisition" provides that, for purposes of the disenfranchisement provision, "shares acquired within ninety (90) days or shares acquired pursuant to a plan to make a control share acquisition are considered to have been acquired in the same acquisition." Id. See also CTS Corp. v. Dynamics Corp. of America, 481 U.S. 69, 74, 107 S.Ct. 1637, 1641 (1987) (explaining operation of Indiana control share acquisitions statute).

          Finally, as construed by the district court, the Statute provides no way for a beneficial owner stripped of voting power but not yet having met one of the thresholds specified in the definition of "control-share acquisition" to regain voting rights. Here, for example, under the district court's opinion, AlliedSignal has become the owner of "control shares" but has not made a "control-share acquisition." Under the Statute, a special meeting to restore voting rights will be called if the acquiring person "makes a control-share acquisition or a bona fide written offer to make a control-share acquisition," 15 Pa. Cons. Stat. Ann. ss. 2565(a)(3), "files an information statement fully conforming to section 2566," id. ss. 2565(a)(1), and has "entered into a definitive financing agreement to provide for any amounts of financing of the control-share acquisition not to be provided" by it. Id. ss. 2565(d)(2)(i). The acquirer then has 90 days after restoration of voting rights to consummate the control-share acquisition or those rights lapse. Id. ss. 2564(b). Where, as here, there is no outstanding bona fide written offer, information statement and financing arrangement to make a control-share acquisition, i.e., to reach the 20% threshold, section 2565(a) does not provide a clear process through which voting rights can be reinstated by other shareholders. 15 Pa. Cons. Stat. Ann. ss. 2565(a).(4) Moreover, an acquiring person who buys shares gradually -- however few at any one time -- would have to continue to petition to have its voting rights restored, unless it chose to accelerate the process by consummating the acquisition within 90 days: such a result is impractical, as well as having the undesired effect of hastening tender offers rather than delaying them.

-----------
(4) AMP responds that AlliedSignal previously has made a written offer, br. at 26, but it is not clear that the existence of such a prior offer, especially without an information statement and financing arrangements, will enable AlliedSignal to request the special meeting.

          A reading contrary to ours, in addition to creating the unreasonable results identified above, would burden the market for corporate control substantially and would entrench management in a manner likely to harm the long-term interests of shareholders. These undesirable consequences provide further support for our interpretation of the Statute. First, while under AMP's reading it still would be possible for a bidder such as AlliedSignal to solicit proxies to gain control of the target, as a practical matter, the expense and unlikelihood of winning a proxy contest without an appreciable number of votes committed to the solicitor's position effectively eliminates this type of challenge to the control of management. Second, AMP's reading almost certainly would eliminate the practice of buying a sizeable stake of the company (say 6%) and threatening a control contest to prod management toward better corporate policy.(5) This practice would be eliminated as a practical matter because the shares would lose their voting rights upon acquisition and any credible threat to control would be neutralized. Finally, it is difficult to reconcile AMP's interpretation of the Statute with the prevailing rule regarding the propriety of corporate defensive tactics -- viz., that the defensive measure must be reasonable in relation to the threat posed. See Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946, 955 (Del. 1985). We believe that a defensive measure that disenfranchises even a single share acquired with an intent to contest control of the company would not pass this test of proportionality.

-----------
(5) See Steven Bailey and Steven Syre, "Playing Tough Guy to Get the Deals Done: Value Investor Michael Price Shows No Doubt in Using Clout," Boston Globe, June 26, 1997, at C1 (describing Price's use of this tactic in merger between Chase Manhattan Corp. and Chemical Banking Corp.).

          Thus, AlliedSignal's interpretation of the Statute can be reconciled with the statutory language and avoids the unreasonable results that AMP's interpretation would produce -- results that we cannot believe the Pennsylvania Legislature intended. Lehigh Valley Coop. Farmers v. Commonwealth of Pa., 447 A.2d 948, 950-51 (Pa. 1982) (in construing statute, court may presume that General Assembly did not intend absurd or unreasonable result). If we were to affirm we, in effect, would be holding that Pennsylvania's takeover law departs from that of all other states' takeover laws and that the Pennsylvania Legislature effected this radical departure without providing any clear evidence that it meant to do so. Moreover, it would be difficult to reconcile that construction of the Statute with the available procedure to restore the lost voting rights of control shares in situations -- including the present case -- in which an acquirer gradually purchases stock as it moves towards the 20% threshold.

          It is true that a purchase of 19.99% of shares -- or 17%, or, perhaps, 9.1% -- by an "acquiring person" may create the same sorts of corporate-control dilemmas for a company being acquired as would a purchase of 20% or 20.01%. Still, the definition of "control-share acquisition" here, as elsewhere, clearly specifies a level of acquisition to be reached before a shareholder suffers the serious disability of losing voting rights.

                              III. CONCLUSION

          We conclude that the Pennsylvania Control Share Acquisitions Statute requires an "acquiring person" to purchase shares such that its total ownership of outstanding shares amounts to or exceeds the level of 20% (or 33 1/3 or 50%, as the case may be), when those shares include previously-acquired shares bought with an intent to make a control-share acquisition or bought within 180 days before the disenfranchising effect of the Statute is triggered. We therefore will reverse the district court's order of November 18, 1998, granting the motion for partial summary judgment and enjoining AlliedSignal from voting its 20,000,010 shares of AMP stock, and will remand the matter to the district court for further proceedings consistent with this opinion.

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